Exhibit 99.1

RESULTS OF ANNUAL GENERAL MEETING

Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLLL) (“Piedmont” or “Company”) advises that the Company’s Annual General Meeting was held today, November 21, 2018, at 10.00am.

The resolutions voted on were in accordance with the Notice of Annual General Meeting previously advised to the Australian Securities Exchange.

In accordance with Section 251AA of the Corporations Act 2001, the following information is also provided:

Resolution	Result	Number of Proxy Votes
		For	Against	Abstain	Proxy’s Discretion
1. Remuneration Report	Passed unanimously on a show of hands	65,110,105	4,716,972	24,121,000	11,775,314
2. Re-election of Director – Mr Ian Middlemas	Passed unanimously on a show of hands	89,633,891	4,304,186	4,000	11,781,314
3. Re-election of Director – Mr Jeffrey Armstrong	Passed unanimously on a show of hands	93,711,077	227,000	4,000	11,781,314
4. Re-election of Director – Mr Jorge Beristain	Passed unanimously on a show of hands	93,711,077	227,000	4,000	11,781,314
5. Approval of Additional 10% Placement Capacity	Passed unanimously on a show of hands	89,415,415	4,376,662	150,000	11,781,314

For further information, contact:

Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: keith@piedmontlithium.com	E: taso@piedmontlithium.com